Exhibit 11.2

COINSHARES PLC

Compliance with United States Federal Securities Laws Regarding Insider Trading: Security Trading Policy

A.	GeneRAL

1.	Insiders. CoinShares PLC (together with its subsidiaries and affiliates reported on a consolidated basis, the “Company”), directors, executive officers, employees and controlling shareholders of the Company and consultants and contractors who devote all or substantially all of their time to the Company (collectively, “Company Personnel”), as well as family members of Company Personnel and entities (e.g., corporations, partnerships or trusts) that Company Personnel or their family members control (collectively, “Insiders”) must, at all times, comply with the federal securities laws of the United States and all additional, applicable jurisdictions. Notwithstanding the foregoing, an entity controlled by an Insider will not be subject to the restrictions set forth in this Policy if such entity engages in the investment of securities in the ordinary course of its business (e.g., an investment fund) and confirms to the reasonable satisfaction of the Company’s Group General Counsel that it has established its own policies and procedures for compliance with insider trading restrictions under applicable securities laws.

2.	Insider Trading. Federal securities laws prohibit trading in the securities of a company while aware of “material non-public” information. These transactions are commonly known as “insider trading.” It is also illegal to recommend to others (commonly called “tipping”) that they buy, sell, or retain the securities to which such material non-public information relates. Anyone violating these laws is subject to personal liability and could face criminal penalties, including a prison term. In the normal course of business, Company Personnel may come into possession of material non-public information concerning the Company or its industry, transactions in which the Company proposes to engage or other entities with which the Company does business. Therefore, the Company has established this Policy with respect to trading in its securities or the securities of another company. Any violation of this Policy could subject you to disciplinary action, up to and including termination. See Section J.

3.	Compliance. This Policy concerns disclosure of material non-public information regarding the Company or another company and trading in securities while aware of such information. In addition to requiring that Insiders comply with the letter of the law, it is the Company’s policy that Insiders comply with the spirit of the law and avoid even the appearance of impropriety. Insider trading can generate significant adverse publicity and thus cause a substantial loss of confidence in the Company and its securities on the part of the public and the securities markets. This could have an adverse impact on the price of the Company’s securities to the detriment of the Company and its security-holders.

4.	Responsibility. This Policy is intended to protect Insiders and the Company from insider trading violations. However, the matters set forth in this Policy are guidelines only and are not intended to replace your responsibility to understand and also comply with the legal prohibitions against insider trading. Appropriate judgment should be exercised in connection with all securities trading. If you have specific questions regarding this Policy or the applicable law, please contact the Group General Counsel.

B.	Definitions

1.	Family Members. For purposes of this Policy, the term “family members” includes family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control.

2.	Material. Information is generally considered “material” if a reasonable investor would consider it important in deciding whether to buy, sell or hold a security. The information may concern the Company or another company and may be positive or negative. In addition, it should be emphasized that material information does not have to relate to a company’s business; information about the contents of a forthcoming publication in the financial press that is expected to affect the market price of a security could well be material. Employees should assume that information that would affect their consideration of whether to trade, or which might tend to influence the price of the security, is material.

Examples of material information include, but are not limited to:

•	quarterly, semi-annual or annual results;

•	dividend information;

•	credit rating changes;

•	guidance on earnings estimates and changing or confirming such guidance on a later date;

•	significant mergers, acquisitions, divestitures, tender offers, joint ventures, or changes in assets;

•	important new products or services, such as significant progress in the Company’s technology;

•	developments regarding the Company’s material intellectual property;

•	developments regarding customers or suppliers, including the acquisition or loss of an important contract;

•	important changes in control or in management;

•	key changes in compensation policy;

•	a change in the Company’s independent registered public accounting firm or notification that the Company may no longer rely on such firm’s report;

•	significant financings and other significant events regarding the Company’s securities (e.g., defaults on securities, calls of securities for redemption, share repurchase plans, stock splits, public or private sales of securities, changes in dividends and changes to the rights of security holders);

•	significant write-offs;

•	cybersecurity incidents, vulnerabilities and breaches;

•	significant pending or threatened litigation, regulatory rulings or governmental investigations;

•	bankruptcy, corporate restructuring, receivership, other liquidity problems or layoffs;

•	significant changes in aggregate assets under management across the Company’s exchange-traded products and funds;

•	launch, suspension, termination or material modification of any of the Company’s exchange-traded products or funds;

•	material regulatory approvals, rejections or investigations relating to any of the Company’s digital asset products in any jurisdiction;

•	significant digital asset custody incidents, losses or security breaches affecting assets held on behalf of the Company or its funds;

•	material changes in digital asset market infrastructure upon which the Company’s products depend, including changes in custodian, prime broker, or liquidity provider arrangements; and

•	significant developments in the law and/or regulation of digital asset managers, products, ETPs, ETFs, funds, exchanges, custodians and/or other service providers or similar that materially impact the Company’s business.

Information that something is likely to happen or even just that it may happen can be material. Courts often resolve close cases in favor of finding the information material. Therefore, Insiders should err on the side of caution. Insiders should keep in mind that the U.S. Securities and Exchange Commission’s (the “SEC”) rules and regulations provide that the mere fact that a person is aware of the information is a bar to trading. It is no excuse that such person’s reasons for trading were not based on the information.

3.	Non-Public Information. For the purpose of this Policy, information is “Non-Public” until three criteria have been satisfied:

(a)	First, the information must have been widely disseminated. Generally, Insiders should assume that information has NOT been widely disseminated unless it has been included in (i) a press release or article distributed through a widely disseminated news or wire service; OR (ii) it has appeared in a filing with the SEC.

(b)	Second, the information disseminated must be some form of “official” disclosure or announcement. In other words, the fact that rumors, speculation, or statements attributed to unidentified sources are public is insufficient to be considered widely disseminated even when the information is accurate.

(c)	Third, after the information has been disseminated, a period of time must pass sufficient for the information to be absorbed by the general public. As a general rule, at least 48 hours (several of which must be hours during which The Nasdaq Stock Market is open for trading) must elapse between the dissemination of the information and when that information may be considered public.

Such information that is “material” as described in Section B.2 and “Non-Public” as described in this Section B.3 is hereinafter referred to as “Material Non-Public Information.”

4.	Section 16 Persons. The term “Section 16 Persons” means the Company’s directors and officers (as defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

5.	Security or Securities. The term “security” or “securities” is defined very broadly by the securities laws and includes stock (common and preferred), stock options, warrants, bonds, notes, debentures, convertible instruments, put or call options (i.e., exchange-traded options), or other similar instruments.

6.	Trade or Trading. The term “trade” or “trading” means broadly any purchase, sale or other transaction to acquire, transfer or dispose of securities, including, but not limited to, derivative exercises, gifts or other contributions, exercises of stock options granted under the Company’s stock plans, sales of any stock (including any stock acquired upon the exercise of options or settlement of other equity awards) and any trades made under an employee benefit plan, such as a 401(k) plan or employee stock purchase plan that are not exempted in each case from the prohibitions of this Policy under Section D.

C.	Statement of Policy

1.	Company Securities. No Insider may buy or sell (or otherwise trade in) the Company’s securities at any time when the Insider has Material Non-Public Information concerning the Company. It does not matter that you may have decided to trade before learning the Material Non-Public Information. It also does not matter that you may have a reason to trade that is based on public information. The federal securities laws do not recognize these mitigating circumstances in determining liability.

2.	Other Company Securities. No Insider may buy or sell (or otherwise trade in) securities of another company at any time when the Insider has Material Non-Public Information about that company or has Material Non-Public information that could affect the share price of that company, when that information was obtained as a result of the Insider’s employment or relationship to the Company. For purposes of this Section C.2, another company may include, without limitation, any of the Company’s customers, vendors, an acquisition target, or a company in the same industry, sector or subsector.

3.	Tipping. No Insider may disclose (“tip”) Material Non-Public Information to any other person (including family members), and no Insider may make buy or sell (or trade) recommendations to another person on the basis of Material Non-Public Information. “Tipping” can result in liability for both the tipper and the tippee. In addition, Insiders should take care before trading on the recommendation of others to ensure that the recommendation is not the result of an illegal “tip.”

4.	Commenting. No Insider who receives or has access to the Company’s Material Non-Public Information may comment on stock price movements or rumors of other corporate developments (including discussions on Internet “chat rooms” or posts) that are of possible significance to the investing public, unless the Insider has been authorized to do so by the Group General Counsel or otherwise in compliance with the Company’s Regulation Fair Disclosure Policy. If you comment on stock price movements or rumors or disclose Material Non-Public Information to a third party out of compliance with such policy, you must contact the Group General Counsel immediately.

5.	Rumors. In addition, it is generally the practice of the Company not to respond to inquiries and/or rumors concerning the Company’s affairs. If you receive inquiries concerning the Company from the media or inquiries from securities analysts or other members of the financial community, you should refer such inquiries, without comment, to the Group General Counsel or to the Head of Marketing & Communications.

6.	Window Periods and Pre-Clearance Procedures. A subset of certain insiders may only trade in the Company’s securities during (i) the four “Window Periods” that occur each fiscal year or (ii) in connection with a registered primary or secondary underwritten offering of the securities of the Company. These persons must also receive Company pre-clearance prior to any transaction. See Section E for both of these procedures.

7.	Termination. An Insider who is aware of Material Non-Public Information when they cease to be an Insider may not trade in the Company’s securities until that information has become public or is no longer material. In addition, this Policy continues in effect for all Permanent Restricted Persons and Other Restricted Persons (each as defined in Section E) until the opening of the first Window Period after termination of employment or other relationship with the Company, except that, unless notified otherwise by the Company, the pre-clearance requirements set forth in Section E continue to apply to Permanent Restricted Persons (as defined in Section E) for six months after the termination of their status as a Permanent Restricted Person. See Section E.3.

D.	Certain Exceptions

1.	The prohibition on trading in the Company’s securities set forth in Section C does not apply to:

(a)	Changes Only in the Form of Beneficial Ownership. Transferring shares to an entity that does not involve a change in the beneficial ownership of the shares (for example, transferring shares from one brokerage account to another brokerage account that you control, or to an inter vivos trust of which you are the sole beneficiary during your lifetime).

(b)	Stock Option Exercises. The exercise of stock options (including any net-settled stock options) pursuant to the Company’s stock plans; however, (1) the market sale of any such stock acquired upon such exercise, including as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option, is subject to this Policy, and (2) as set forth in Section E, the exercise of stock options by Permanent Restricted Persons and Other Restricted Persons requires pre-clearance.

(c)	Tax Withholding Rights. The exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares to satisfy tax withholding requirements; however, the market sale of any shares to satisfy tax requirements is subject to this Policy.

(d)	10b5-1 Plan Transactions. The execution of transactions pursuant to a trading plan that complies with SEC Rule 10b5-1 and which has been approved by the Company. See Section F.1.

(e)	Employee Stock Purchase Plan Purchases. The purchase of stock through the Company’s employee stock purchase plan (to the extent that the Company has such a plan) through regular payroll deductions; however, the sale of any such stock and the establishing or changing of instructions regarding the level of withholding contributions which are used to purchase stock is subject to this Policy.

(f)	401(k) Plan Purchases. The purchase of stock through the Company’s 401(k) plan through regular payroll deductions (to the extent that the Company has such a plan); however, the sale of any such stock and the election to transfer, increase or decrease funds into or out of, or a loan with respect to amounts invested in, the stock fund is subject to this Policy.

(g)	Other Transactions. In addition, this Policy does not apply to any other transaction, the specific facts of which are reviewed by the Group General Counsel and determined by the Group General Counsel not to constitute a violation of applicable insider trading law.

E.	Pre-clearance of Trades, WINDOW PERIODS and Other Procedures

1.	Applicability. Section 16 Persons, their family members (as defined in Section B) and trusts, corporations and other entities controlled by them (collectively, “Permanent Restricted Persons”) are subject to the pre-clearance requirements set forth in Section E.2 and the quarterly Window Period procedures set forth in Section E.3. From time to time, the Company will also notify persons other than the Permanent Restricted Persons (“Other Restricted Persons”) that they are subject to the pre-clearance requirements set forth in Section E.2 and/or the quarterly Window Periods set forth in Section E.3, if the Company believes that such persons, in the normal course of their duties, are likely to have regular access to Material Non-Public Information, including consolidated quarterly financial information. Examples of Other Restricted Persons may include other corporate officers (such as those working in Sales, Marketing, Finance, Legal, Compliance, Investor Relations, Strategic Development and Commercial Development), family members of any of such persons and trusts, corporations and other entities controlled by any such persons. Occasionally, certain other Insiders may also have access to Material Non-Public Information for a limited period of time. During such a period, such persons may be notified that they are Other Restricted Persons, who will be subject to the pre-clearance requirements set forth in Section E.2 and/or the quarterly Window Period procedures set forth in Section E.3 and/or a blackout set forth in Section E.4.

2.	Pre-Clearance Procedures. Subject to Section F.1, Permanent Restricted Persons and Other Restricted Persons should submit a request for pre-clearance to the Group General Counsel (or, in the case of transactions by the Group General Counsel, the Chief Executive Officer) at least three business days in advance of the proposed transaction (two weeks in certain exceptional cases as may be specified in Section H and I), by completing the attached “Request for Approval” form in Annex A. Approval for transactions in the Company’s securities will generally be granted only during a Window Period (as described in Section E.3 below) and not during an ad hoc blackout applicable to the Insider (as described in Section E.4 below), and the transaction may only be performed during the Window Period in which the approval was granted and, in any event, within two business days from the date of approval. Unless notified otherwise by the Company, Permanent Restricted Persons must comply with these pre-clearance requirements for six months after the termination of their status as a Permanent Restricted Person.

3.	Window Period Procedures. The Company has established four “windows” of time during the fiscal year during which Request for Approval forms may be approved and transactions may be performed (the “Window Periods”) by Permanent Restricted Persons and Other Restricted Persons. Each Window Period begins two full trading days after the public release of earnings for the prior fiscal quarter, unless extended at the direction of the Group General Counsel. That same Window Period closes at 11:59 pm Greenwich Mean Time on the 15th day of the last month of the next fiscal quarter.

Open Trading Windows (unless a Blackout Period is in effect)
Fiscal Quarter	Beginning:	Ending at 11:59pm GMT on:
Q1 = January through March	Two full trading days after the public news release of earnings data for the prior fiscal quarter or year	June 15
Q2 = April through June		September 15
Q3 = July through September		December 15
Q4 = October through December		March 15

Examples of a Trading Window for Reference: If the release of quarterly or annual earnings is disclosed at:

•  8:00 a.m., Eastern Time, on a Monday, then trading may commence when markets open at 9:30 a.m., Eastern Time, on Wednesday;

•  5:00 p.m., Eastern Time, on Monday, then trading may commence after 9:30 a.m., Eastern Time, on Thursday; or

•  10:00 a.m., Eastern Time, on Monday, then trading may commence when markets open at 9:30 a.m., Eastern Time, on Thursday.

This is because you must wait TWO FULL TRADING DAYS after the release of earnings to commence trading.

After the close of the Window Period, except as set forth in Section D, Permanent Restricted Persons and Other Restricted Persons may not purchase, sell or otherwise dispose of any of the Company’s securities.

The prohibition against trading while aware of, or tipping of, Material Non-Public Information applies even during a Window Period. For example, if during a Window Period, a material acquisition or divestiture is pending or a forthcoming publication in the financial press may affect the relevant securities market, you may not trade in the Company’s securities. You must consult the Group General Counsel whenever you are in doubt.

The Board may, on the advice of the Group General Counsel and/or outside counsel, approve any such changes to the Window Periods set forth above that are determined to be appropriate based on the specific facts and circumstances and to not constitute a violation of applicable insider trading law.

4.	Suspension of Trading. From time to time, the Company may require that certain Insiders suspend trading in the Company’s securities because of developments that have not yet been disclosed to the public. All those affected shall not trade in our securities while the suspension is in effect and shall not disclose to others that we have suspended trading for certain other Insiders. Though these ad hoc blackouts generally will arise because the Company is involved in a highly sensitive transaction, they may be declared for any reason. If the Company declares an ad hoc blackout to which you are subject, a member of the Company’s Legal Department will notify you when the blackout begins and when it ends.

5.	Notification of Window Periods. In order to assist you in complying with this Policy, the Company will deliver an e-mail (or other communication) notifying all Permanent Restricted Persons and Other Restricted Persons when the Window Period has opened and when the Window Period is about to close. The Company’s delivery or non-delivery of these e-mails (or other communication) does not relieve you of your obligation to only trade in the Company’s securities in full compliance with this Policy.

6.	Hardship Exemptions. Those subject to the Window Periods pursuant to Section E.3 or an ad hoc blackout pursuant to Section E.4 may request a hardship exemption for periods outside the Window Periods or during an ad hoc blackout, as applicable, if they are not in possession of Material Non-Public Information and are not otherwise prohibited from trading pursuant to this Policy. Hardship exemptions are granted infrequently and only in exceptional circumstances. Any request for a hardship exemption should be made to the Group General Counsel.

F.	10b5-1 Plans

1.	10b5-1 Trading Plans. A 10b5-1 trading plan is a binding, written contract between you and your broker that specifies the price, amount, and date of trades to be executed in your account in the future, or provides a formula or mechanism that your broker will follow. The 10b5-1 trading plan must meet the applicable requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. A 10b5-1 trading plan can only be established when you are not aware of Material Non-Public Information. Therefore, Insiders cannot enter into these plans at any time when they are aware of Material Non-Public Information and, in addition, persons subject to the pre-clearance requirements of this Policy described in Section E cannot enter into these plans outside Window Periods. In addition, a 10b5-1 trading plan must not permit you to exercise any subsequent influence over how, when, or whether the purchases or sales are made.

2.	Benefit. You have an affirmative defense against any claim by the SEC against you for insider trading if your trade was made under a 10b5-1 trading plan that you entered into when you were not aware of Material Non-Public Information and were in compliance with SEC rules. The rules regarding 10b5-1 trading plans are complex and you must fully comply with them. You should consult with your legal advisor before proceeding.

3.	Pre-Clearance. Each Insider must pre-clear with the General Counsel the Insider’s proposed 10b5-1 trading plan prior to the establishment of such plan. The Company reserves the right to withhold pre-clearance of any 10b5-1 trading plan that the Company determines is not consistent with the rules or its policies regarding such plans. Any modification or termination of a pre-approved 10b5-1 trading plan also requires pre-clearance by the Group General Counsel. Such modification or termination must occur when you are not aware of any Material Non-Public Information and the requirements of the rules regarding 10b5-1 trading plans and, if you are subject to Window Period restrictions, must take place during a Window Period. Any modification of a 10b5-1 trading plan that changes the amount, price, or timing of the purchase or sale of securities underlying such plan will trigger a new “cooling-off period” and you must wait until the expiration of the applicable “cooling-off period” before trading under the modified or any new Rule 10b5-1 trading plan.

Notwithstanding any pre-clearance of a 10b5-1 trading plan or any modification or termination of a 10b5-1 trading plan, the Company assumes no liability and expressly disclaims any civil or other liability for establishment, amendment or termination of, or the consequences of any transaction made pursuant to, such plan.

4.	Cooling Off Period. The following mandatory cooling-off periods apply to all 10b5-1 trading plans adopted or modified on or after the date of this Policy: (a) for directors and executive officers of the Company: the later of (i) 90 days following the date of adoption or modification of the 10b5-1 trading plan, or (ii) the first trading day of the fiscal quarter beginning after the fiscal quarter in which the plan was adopted or modified, subject to a maximum cooling-off period of 120 days following the date of adoption or modification; and (b) for all other Insiders subject to this Policy: 30 days following the date of adoption or modification of the 10b5-1 trading plan. No transactions may be executed under a 10b5-1 trading plan until the applicable cooling-off period has expired.

5.	Timing. Your 10b5-1 trading plan should be structured to avoid purchases or sales shortly before known announcements, such as quarterly or annual earnings announcements. Even though transactions executed in accordance with a properly formulated 10b5-1 trading plan are exempt from the insider trading rules, the trades may nonetheless occur at times shortly before we announce material news, and the investing public and media may not understand the nuances of trading pursuant to a 10b5-1 trading plan. This could result in negative publicity for you and the Company if the SEC, the Financial Industry Regulatory Authority or The Nasdaq Stock Market were to investigate your trades.

6.	No Additional Pre-Clearance. Transactions effected pursuant to a pre-cleared 10b5-1 trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, or establishes a formula for determining the dates, prices and amounts.

7.	Section 16 Persons. Finally, if you are a Section 16 Person, 10b5-1 trading plans require special care. Because in a 10b5-1 trading plan you can specify conditions that trigger a purchase or sale, you may not even be aware that a transaction has taken place and you may not be able to comply with the SEC’s requirement that you report your transaction to the SEC within two business days after its execution. Therefore, for Section 16 Persons, a transaction executed according to a 10b5-1 trading plan is not permitted unless the 10b5-1 trading plan requires your broker to notify the Company before the close of business on the day after the entry into (i.e., execution of, not the later settlement of) the transaction.

G.	Short Sales

No Short Sales or Speculative Transactions. Short sales of the Company’s securities (i.e., selling stock that is not owned and borrowing the shares to make delivery) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance. No Insider, whether or not they possess Material Non-Public Information, may trade in options (other than the exercise of a grant of options by the Company), warrants, puts and calls or similar instruments on the Company’s securities or sell Company securities “short” (i.e., selling stock that is not owned and borrowing the shares to make delivery). Such activities may put the personal gain of the Insider in conflict with the best interests of the Company and its security-holders or otherwise give the appearance of impropriety.

H.	Hedging

Hedging Transactions. Hedging transactions involve the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or any other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of registrant equity securities. Such transactions may permit a director, officer or employee to continue to own the Company’s securities but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, directors, officers and employees are prohibited from engaging in any such transactions.

I.	Pledging

Margin Accounts and Pledges. Securities purchased on margin may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities held in an account which may be borrowed against or are otherwise pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Accordingly, if you purchase securities on margin or pledge them as collateral for a loan, a margin sale or foreclosure sale may occur at a time when you are aware of Material Non-Public Information or otherwise are not permitted to trade in our securities. The sale, even though not initiated at your request, is still a sale for your benefit and may subject you to liability under the insider trading rules if made at a time when you are aware of Material Non-Public Information. Similar cautions apply to a bank or other loans for which you have pledged stock as collateral.

Therefore, no Company Personnel, whether or not in possession of Material Non-Public Information, may purchase the Company’s securities on margin, or borrow against any account in which the Company’s securities are held, or pledge the Company’s securities as collateral for a loan. However, the Company may determine to grant exceptions to this prohibition if a person submits a request to pledge Company securities as collateral for a loan (not including margin debt) and (1) clearly demonstrates the financial capacity to repay the loan without resorting to the pledged securities and (2) specifies the percentage amount that the securities being pledged represent of the total number of Company securities held by the person making the request, as well as any other information requested by the Company. Requests for an exception must be submitted to the Group General Counsel at least two weeks prior to the execution of the documents evidencing the proposed pledge. The Group General Counsel is under no obligation to approve any request for pre-clearance and may determine not to permit the arrangement for any reason. Notwithstanding the pre-clearance of any request, the Company assumes no liability for the consequences of any transaction made pursuant to such request.

J.	Potential Criminal and Civil Liability and/or Disciplinary Action

1.	Individual Responsibility. Each Insider is individually responsible for complying with the securities laws and this Policy, regardless of whether the Company has prohibited trading by that Insider or any other Insiders. Trading in securities during the Window Periods and outside of any blackout should not be considered a “safe harbor.” We remind you that, whether or not during a Window Period, you may not trade securities when you are aware of Material Non-Public Information.

You should also bear in mind that any proceeding alleging improper trading will necessarily occur after the trade has been completed and is particularly susceptible to second-guessing with the benefit of hindsight. Therefore, as a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight. Further, whether or not you possess Material Non-Public Information, it is advisable that you invest in the Company’s securities or the securities of any company that has a substantial relationship with the Company from the perspective of a long term investor who would like to participate over time in the Company’s or such company’s earnings growth.

2.	Controlling Persons. The securities laws provide that, in addition to sanctions against an individual who trades illegally, penalties may be assessed against what are known as “controlling persons” with respect to the violator. The term “controlling person” is not defined, but includes employers (i.e., the Company), its directors, officers and managerial and supervisory personnel. The concept is broader than what would normally be encompassed by a reporting chain. Individuals may be considered “controlling persons” with respect to any other individual whose behavior they have the power to influence. Liability can be imposed only if two conditions are met. First, it must be shown that the “controlling person” knew or recklessly disregarded the fact that a violation was likely. Second, it must be shown that the “controlling person” failed to take appropriate steps to prevent the violation from occurring. For this reason, the Company’s supervisory personnel are directed to take appropriate steps to ensure that those they supervise, understand and comply with the requirements set forth in this Policy.

3.	Potential Sanctions.

(a)	Liability for Insider Trading and Tipping. Insiders, controlling persons and the Company may be subject to disgorgement of ill-gotten gains or losses avoided, civil penalties, criminal penalties and/or prison time for trading in securities when they have Material Non-Public Information or for improper transactions by any person to whom they have disclosed Material Non-Public Information, or to whom they have made recommendations or expressed opinions on the basis of such information about trading securities (e.g., the “tippee”). The SEC has imposed large penalties even when the disclosing person did not profit from the trading. A criminal prosecution can result in a fine of up to $5 million (no matter how small the profit or even if there is a loss) and imprisonment for up to 20 years. Civil actions may be brought by a private plaintiff or the SEC. The SEC also has the authority to obtain a court order that bars a person who has engaged in insider trading from serving as a director or officer of a public company or from appearing or practicing before the SEC as an accountant. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading. Before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

(b)	Possible Disciplinary Actions. Company Personnel who violate this Policy will be subject to disciplinary action, up to and including termination of employment for cause, whether or not the Company Personnel’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

4.	Questions and Violations. Anyone with questions concerning this Policy or its application should contact the Group General Counsel at legal@coinshares.com. Any violation or perceived violation should be reported immediately to the Group General Counsel.

K.	Broker Requirements for Section 16 Persons

The timely reporting of transactions requires tight interface with brokers handling transactions for our directors and executive officers. A knowledgeable, alert broker can also serve as a gatekeeper, helping to ensure compliance with our pre-clearance procedures and helping prevent inadvertent violations. Therefore, in order to facilitate timely compliance by the directors and executive officers of the Company with the requirements of Section 16 of the Exchange Act, brokers of Section 16 Persons need to comply with the following requirements:

(a)	Not to enter any order (except for orders under pre-approved Rule 10b5-1 plans) without first verifying with the Company that your transaction was pre-cleared and in compliance with your brokerage firm’s compliance procedures, including with respect to Rule 144, and

(b)	To report before the close of business on the day after the execution of the transaction to the Company by telephone and in writing via e-mail to the Group General Counsel, the complete (i.e., date, type of transaction, number of shares and price) details of every transaction involving the Company’s stock, including gifts, transfers and all 10b5-1 transactions.

Because it is the legal obligation of the trading person to cause this filing to be made, you are strongly encouraged to confirm following any transaction that your broker has immediately telephoned and e-mailed the required information to the Company.

L.	Confidentiality

1.	Non-Disclosure. No Company Personnel may disclose Non-Public Information regarding the Company to non-Company Personnel (including to family members), except when such disclosure is needed to carry out the Company’s business and then only when the Company Personnel disclosing the information has no reason to believe that the recipient will misuse the information. When such information is disclosed, the recipient should be told that such information may be used only for the business purpose related to its disclosure and that the information must be held in confidence. Company Personnel may disclose Non-Public Information to other Company Personnel only in the ordinary course of business, for legitimate business purposes and in the absence of reasons to believe that the information will be misused or improperly disclosed by the recipient. Written information should be appropriately safeguarded and should not be left where it may be seen by persons not entitled to the information, and Material Non-Public Information should not be discussed with any person within the Company under circumstances where it could be overheard. See also, Controlling Persons, Section J.2.

2.	Financial Community Inquiries. In addition to other circumstances where it may be applicable, this confidentiality policy must be strictly adhered to in the contexts of any inquiries received from the press, securities analysts or other members of the financial community. It is important that responses to any such inquiries be made on behalf of the Company by a duly designated officer and in accordance with the Company’s Policy on Regulation FD. Accordingly, Company Personnel should not respond to any such inquiries and should refer all such inquiries to the General Counsel. See also, Statement of Policy and Sections C.4 and C.5.

M.	MARKET ABUSE REGULATION (UK AND EU MAR)

In addition to the other requirements of this Policy, Company Personnel need to be aware of the UK Market Abuse Regulation (Regulation (EU) 596/2014 as retained in UK law by the European Union (Withdrawal) Act 2018, “UK MAR”) and/or EU Market Abuse Regulation (Regulation (EU) 596/2014, “EU MAR”) to the extent that the Company is the issuer of financial instruments which are admitted to trading on Nasdaq First North Stockholm or any other regulated market, multilateral trading facility or organised trading facility in the UK or European Union. In such circumstances, Company Personnel must also comply with the following requirements, which apply concurrently with and in addition to this Policy:

(a)	Closed Periods: Persons Discharging Managerial Responsibilities (as defined under UK and EU MAR) (“PDMRs”) and persons closely associated with them may not conduct transactions in the Company’s products which are financial instruments admitted to trading during a “closed period” of 30 calendar days before the announcement of the issuer of such product’s or the Company’s half-year or annual financial results (as applicable under MAR Article 19(11)). The Group General Counsel will notify PDMRs of the commencement and conclusion of each closed period in advance.

(b)	PDMR Transaction Notifications: PDMRs and persons closely associated with them must notify the Company and the applicable competent authority of every transaction in the Company’s products which are financial instruments admitted to trading within three business days of the transaction date, once the total value of transactions in a calendar year exceeds EUR 5,000 (or such other threshold as may be applicable under UK or EU MAR). The Group General Counsel will maintain a PDMR notification procedure and will notify affected persons of their obligations.

(c)	Insider Lists: With respect to the Company’s products which are financial instruments admitted to trading, the Company will maintain insider lists in accordance with applicable MAR requirements. Company Personnel included on an insider list will be notified of that fact and of their resulting obligations under MAR, including the prohibition on trading during the period for which they are listed.

(d)	Interaction with US Requirements: The requirements of this Section M are cumulative with (and not an alternative to) the pre-clearance and Window Period requirements of Sections E and F of this Policy. In particular, where UK/EU MAR imposes a more restrictive closed period than the applicable US Window Period, the MAR closed period shall prevail for PDMRs and closely associated persons. Any person who is both a PDMR for MAR purposes and a Permanent Restricted Person for purposes of this Policy must comply with both sets of requirements simultaneously. Persons with questions about their MAR obligations should contact the Group General Counsel immediately.

(e)	Market-Making Activities: To the extent that the Company acts as a market maker in respect of its own products which are financial instruments admitted to trading, Company Personnel involved in such market-making activities should have regard to the following:

(i)	the exemption for market-making activities under Article 9(1) of UK MAR and/or EU MAR (as applicable) may provide a defence against allegations of insider dealing or unlawful disclosure of inside information, provided that such activities are carried out in the legitimate course of the Company’s market-making function and in accordance with applicable regulatory requirements;

(ii)	the Company shall establish and maintain effective information barriers (including, where appropriate, Chinese wall procedures) between Company Personnel engaged in market-making activities and Company Personnel who may be in possession of inside information relating to the Company or its products, so as to prevent the flow of inside information to persons involved in market-making;

(iii)	Company Personnel engaged in market-making activities shall maintain records of all transactions executed in the course of such activities, in accordance with applicable MAR requirements and any guidance issued by the relevant competent authority;

(iv)	the closed period restrictions set forth in Section M(a) above and the Window Period restrictions set forth in Section E shall not apply to transactions executed by the Company in the legitimate course of its market-making activities, provided that such transactions are carried out in compliance with the conditions of the market maker exemption under Article 9(1) of UK MAR and/or EU MAR (as applicable) and that appropriate information barriers are in place; and

(v)	Company Personnel involved in market-making activities who become aware of inside information must immediately notify the Group General Counsel and cease any market-making activity in the affected financial instrument until such time as the Group General Counsel confirms that appropriate measures have been taken. The Group General Counsel shall be responsible for establishing and overseeing the Company’s information barrier arrangements and for determining whether the conditions for reliance on the market maker exemption under MAR are satisfied.

N.	DIGITAL ASSET AND CRYPTOCURRENCY TRADING

In addition to the general prohibitions in Section C, given the Company’s business as a digital asset investment manager, the following additional restrictions apply to personal trading in digital assets and cryptocurrencies by Company Personnel:

(a) No Insider may purchase, sell or otherwise trade any digital asset or cryptocurrency if they possess Material Non-Public Information concerning the Company’s investment decisions, anticipated fund flows, product development plans, AUM movements, or regulatory developments that could reasonably be expected to affect the value of that digital asset or cryptocurrency.

(b) Permanent Restricted Persons who have access to information concerning the Company’s anticipated significant purchases or sales of digital assets on behalf of its exchange-traded products or funds (including information about rebalancing, creation/redemption activity, or custody arrangements) must obtain pre-clearance from the Group General Counsel before executing any personal transaction in digital assets that are held or managed by the Company’s products.

(c) The prohibition on hedging transactions in Section H extends to any hedging transactions involving digital assets or financial instruments referencing digital assets. The pre-clearance request procedures in Annex A apply equally to personal transactions in digital assets by Permanent Restricted Persons and Other Restricted Persons. Persons with questions about the application of this Section to specific digital asset transactions should consult the Group General Counsel.

O.	Legal Effect of this Policy

This Policy with respect to insider trading and the disclosure of confidential information, and the procedures that implement this Policy, are not intended to serve as precise recitations of the legal prohibitions against insider trading and tipping which are highly complex, fact specific and evolving. Certain of the procedures are designed to prevent even the appearance of impropriety and in some respects may be more restrictive than the securities laws. Therefore, these procedures are not intended to serve as a basis for establishing civil or criminal liability that would not otherwise exist.

Attestation and Acknowledgment of Policy

You must review and sign the acknowledgment below and return to the Company’s Legal Department as soon as possible. By my signature below, I acknowledge that:

1.	I have received and read this Policy, and

2.	I will comply with this Policy for as long as I am subject to this Policy.

Signature: _____________________________

Name (printed): __________________________

Date:___________________________________

Annex A

Request for Approval to Trade Company Securities

Type of Security [check all applicable boxes]

☐	Common stock

☐	Preferred stock

☐	Restricted stock

☐	Stock Option

Number of Shares ____________________

Proposed Date of Transaction ____________________

Type of Transaction

☐	Stock option exercise – Exercise Price $_______/share

Exercise Price paid as follows:

☐	Broker’s cashless exchange

☐	cash

☐	pledge

☐	other _____________________

Withholding tax paid as follows:

☐	Broker’s cashless exchange

☐	cash

☐	other _____________________

☐	Purchase

☐	Sale

☐	Gift

☐	Other _____________________________

Broker Contact Information

Company Name ___________________________________________

Contact Name ___________________________________________

Telephone ___________________________________________

Email Address ___________________________________________

Account Number ___________________________________________

Current Status at [COMPANY NAME] (check all applicable boxes)

☐	Executive Officer

☐	Board Member

Filing Information (check all applicable boxes and complete blanks)

Date of filing of last Form 3 or 4 _____________________________________

☐	Is a Form 144 necessary to effect the trade for which you seek pre-clearance here, and have you confirmed with your broker that it will be filed with the SEC (a Form 144 is required if the amount of securities to be sold in reliance upon this rule during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of $50,000)?

Date of filing of last Form 144 _____________________________________

I am not currently in possession of any material non-public information relating to CoinShares PLC and its subsidiaries. I hereby certify that the statements made on this form are true and correct.

I understand that clearance may be rescinded prior to effectuating the above transaction if material non-public information regarding CoinShares PLC arises and, in the reasonable judgment of CoinShares PLC, the completion of my trade would be inadvisable. I also understand that the ultimate responsibility for compliance with the insider trading provisions of the federal securities laws rests with me and that clearance of any proposed transaction should not be construed as a guarantee that I will not later be found to have been in possession of material non-public information.

I also hereby certify that:

●	if the trade being pre-cleared requires a Form 144, I will make reasonable best efforts to file or cause my broker to file timely a Form 144 as required by Rule 144 under the Securities Act of 1933, as amended; and

●	if I have a Rule 10b5-1 plan in effect, I will act in good faith with respect to such plan, and the transaction(s) contemplated by this request do not and are not intended to alter, manipulate, hedge and/or reduce or eliminate the economic consequence of any transactions contemplated by the plan.

Signature _____________________________ Date ________________________

Print Name ____________________________

Telephone Number and Email Address Where You May Be Reached

________________________                              ________________________

☐	Request Approved (transaction must be completed during the Window Period (as defined in Section E.3 of CoinShares PLC’s Securities Trading Policy) in which this approval was granted and in any event within two business days after approval).

☐	Request Denied

☐	Request Approved with the following modification __________________________

Signature _____________________________ Date _____________________________